Exhibit (e)(14)

AMENDMENT TO EXECUTIVE CHANGE OF CONTROL AGREEMENT

THIS AMENDMENT TO EXECUTIVE CHANGE OF CONTROL AGREEMENT (this “Amendment”), is made and entered into this 8th day of August, 2018, by and between Hisham Shiblaq (hereafter “Executive”) and Invuity, Inc., having a place of business at 444 De Haro Street, San Francisco, CA 94107 (hereafter “Company”). This agreement amends the Executive Change of Control Agreement (the “Agreement”) between the parties dated May 1, 2018.

In consideration of Executive’s retention as an executive to the Company, and the compensation received by Executive from the Company from time to time, Executive and the Company hereby agree as follows:

1. Section 4 of Agreement is hereby amended, restated and replaced in its entirety to read as follows:

“4. Compensation upon Termination following a Change of Control. Subject to the terms of this Agreement, in the event of Executive’s Termination following a Change of Control, then, subject to Section 5, Executive will receive the following payments and benefits from the Company:

(a) Salary Severance. A lump sum severance payment equal to eighteen (18) months of Executive’s Base Salary, which will be paid in accordance with the Company’s regular payroll procedures. For the avoidance of doubt, if (A) Executive incurred a Termination of Employment prior to a Change of Control that qualifies Executive for severance payments under the Executive Severance Agreement; and (B) a Change of Control occurs within the three (3)-month period following Executive’s Termination of Employment that qualifies Executive for the superior benefits under this Section 4(a), then Executive shall be entitled to a lump-sum payment of the amount calculated under this Section 4(a), less amounts already paid under the Executive Severance Agreement.

(b) Bonus Severance. Executive will receive a lump-sum payment, payable in accordance with the Company’s regular payroll procedures, equal to 150% of the higher of (A) Executive’s target bonus as in effect for the fiscal year in which the Change of Control occurs or (B) Executive’s target bonus as in effect for the fiscal year in which Executive’s Termination of Employment occurs. For avoidance of doubt, the amount paid to Executive pursuant to this Section 4(b) will not be prorated based on the actual amount of time Executive is employed by the Company during the fiscal year (or the relevant performance period if something different than a fiscal year) during which the termination occurs.

(c) Continued Employee Benefits. If Executive elects continuation coverage pursuant to COBRA, within the time period prescribed pursuant to COBRA, for Executive and Executive’s eligible dependents, the Company will reimburse Executive for the premiums necessary to continue group health insurance benefits for Executive and Executive’s eligible dependents until the earlier of: (A) a period of eighteen (18) months from the date of Executive’s Termination of Employment, (B) the date upon which Executive and/or Executive’s eligible dependents becomes covered under similar plans or (C) the date upon which Executive ceases to be eligible for coverage under COBRA (such reimbursements, the “COC COBRA Premiums”). However, if the Company determines, in its sole discretion, that it cannot pay the COC COBRA Premiums without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue Executive’s group health coverage in effect on the date of Executive’s Termination of Employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether Executive elects COBRA continuation coverage and will commence on the month following Executive’s Termination of Employment and will end on the earlier of (x) the date upon which Executive obtains other employment or (y) the date the Company has paid an amount equal to eighteen (18) payments. For the avoidance of doubt, the taxable payments in lieu of COBRA Premiums may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings. Notwithstanding anything to the contrary under this Agreement, if at any time the Company determines, in its sole discretion, that it cannot provide the payments contemplated by the preceding sentence without violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), Executive will not receive such payment or any further reimbursements for COBRA premiums.

(d) Equity. One hundred percent (100%) of Executive’s outstanding unvested Equity Awards on the date of Executive’s Termination of Employment shall accelerate and become vested. If, however, an outstanding Equity Award is to vest and/or the amount of the Equity Award to vest is to be determined based on the achievement of performance criteria, then the Equity Award will vest as to one hundred percent (100%) of the amount of the Equity Award assuming the performance criteria had been achieved at target levels for the relevant performance period(s).”

To all other extents and purposes, said Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have entered into this Amendment the day and year first above written.

Dated: August 8, 2018

EXECUTIVE	INVUITY, INC.

/s/ Hisham Shiblaq	By:	/s/ Scott Flora
Name: Hisham Shiblaq	Name:	Scott Flora
	Title:	Interim President and Chief Executive Officer

Invuity – Amendment to Executive Change of Control Agreement